Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

Updated Q&A for 12/21

Transition period

New! (12/21/07) Will Trane stock (TT) continue to be traded on the New York Stock Exchange once the sale is complete?

No. Shares of Trane stock will no longer trade on the New York Stock Exchange (NYSE), effective with close of the sale.

New! (12/21/07) What will actually happen to Trane stock?

When the sale is complete, Trane shareowners will receive $36.50 in cash and .23 shares of Ingersoll Rand (NYSE: IR) stock for every Trane share they hold as of the record date. The record date will be communicated once it is determined. We will provide examples of how this will work at a later date.

New! (12/21/07) Does the percentage of Ingersoll Rand stock that shareowners receive increase if the value of IR stock should drop?

No. The value of .23 per share will remain the same.

Future plans

New! (12/21/07) Once the stock is converted to cash and a portion of IR shares, will I be taxed on the assets in my Employee Stock Ownership Plan/Savings Plan or 401(k)/Thrift Plan accounts?

No. The cash and stock combination resulting from the sale will remain in your accounts as tax-deferred assets until you receive a distribution. At that time, you may roll over those assets into another tax-qualified account as you would any retirement plan balance, subject to applicable tax rules.

New! (12/21/07) Can I continue to diversify my Trane stock in the (Employee Stock Ownership Plan/Savings Plan or 401(k)/Thrift Plan) until the sale is complete?

There are no changes to the diversification rules. If you are eligible to diversify, you may do so in accordance with the terms of the Employee Stock Ownership plan, Savings Plan or Thrift Plan <link to each plan’s diversification rules from iTrane portal>.

New! (12/21/07) Can I qualify for severance if I volunteer to leave the company?

No.

New! (12/21/07) When will I be notified if my job is being eliminated?

We will notify those whose jobs have been eliminated as a result of the integration process as soon as possible. Most likely, notifications will be given after the sale is closed. Further, and there will be no job loss as a result of the integration until after the sale is closed.

New! (12/21/07) What will happen if there is no job for me as a result of the integration process?

For U.S. salaried employees: Trane and Ingersoll Rand have made a commitment to provide severance pay and certain employee benefits, as described below:

Effective with the date of signing the sale agreement with Ingersoll Rand and extending through one year after the date the sale closes:

Salary grades 10 and above will be eligible to receive twelve (12) months’ severance pay and limited benefits continuation (as described in Salary and Limited Benefit Continuation - Important information about your benefits)

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if (a) their employment is involuntarily terminated as part of the integration process with Ingersoll Rand and such termination is not for cause* or performance** or (b) they terminate due to relocation of their principal place of employment by more than 30 miles from their prior principal place of employment.

Salary grades 9 and below will be eligible to receive six (6) months’ severance pay and limited benefits continuation (as described in Salary and Limited Benefit Continuation - Important information about your benefits)

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if (a) their employment is involuntarily terminated as part of the integration process with Ingersoll Rand and their termination is not for cause* or performance** or (b) they terminate due to relocation of their principal place of employment by more than 30 miles from their prior principal place of employment.

*	Cause, as referenced above, means gross inattention to or neglect of duties properly and reasonably assigned to you; willful or intentional inflicting of injury upon the company; material waste or misuse of company assets; engaging in embezzlement, dishonesty, fraud or other acts of a criminal nature; refusal to follow reasonable directions properly given to you by company representatives; breach of any written covenant or agreement with the company not to disclose or misuse any information pertaining to the company; or material violation of any company policy.
**	Performance, as referenced above, means failing to maintain an acceptable level of job performance under a written Performance Improvement Plan.

Severance benefits for collectively bargained employees will be determined under the current agreement in place.

For all other employees, existing severance guidelines will apply.

NOTE: The transaction is subject to a vote of the Trane stockholders and requires registration of the shares of Ingersoll-Rand to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends.

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or Ingersoll Rand’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of Ingersoll Rand and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THE Ingersoll Rand ENTITY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.